

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 9, 2016

<u>Via E-mail</u>
Dolev Rafaeli
Chief Executive Officer
PhotoMedex, Inc.
2300 Computer Drive, Building G
Willow Grove, Pennsylvania 19090

> **Re: PhotoMedex, Inc.**
> **Amendment No. 2 to Preliminary Proxy on Schedule 14A**
> **Filed December 5, 2016**
> **File No. 000-11635**

Dear Mr. Rafaeli:

We have limited our review of your revised preliminary proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our November 29, 2016 letter.

Use of Proceeds, page 43

1.   We note your response to prior comment 4. Please expand to clarify how restricted cash, deferred tax assets, other current assets and property and equipment could be used to make the initial payments you disclose. Also disclose the amount of expenses or liabilities that will remain following the receipt of the consideration from the Asset Sale and the disclosed payments made with those proceeds.

Proforma illustration of available assets at closing, page 44

2.   We note the table of available assets labelled as pro forma. The term pro forma has specific meaning under Article 11 of Regulation S-X. Please revise to remove the term pro forma.

3. As a related matter, please tell us why the Closing day proceeds from asset-sale of $3,000 thousand are presented twice in the table. In this regard, we note the table is not mathematically accurate.

4. We note the Other current assets of $173 in the illustration of available assets at closing. According to the September 30, 2016 Form 10-Q, this amount is long-term other assets, net. Please revise to properly label the assets.

Nature of Our Business Following the Asset Sale, page 44

5. Please expand your revisions added in response to prior comment 5 to clarify the amounts you will need to "revitalize this product line" and the amounts you will have available after you apply the proceeds of the Asset Sale and other assets, as disclosed on pages 43-44. When responding to this comment, please ensure your revisions are consistent with your revisions in response to our other comments.

Reasons for the Asset Sale, page 56

6. We note your response to prior comment 6. If the Board took "into account the advice" of your financial advisor and the "price to be paid," please revise to clarify what advice was provided and how it determined that the price to be received is adequate. Conversely, if the financial advisor did not advise as to the adequacy of the consideration and the Board did not determine the adequacy through its own analysis, please revise to state so directly.

7. We note your response to prior comment 7 that payments to your affiliates, including your CEO and CFO were "not a material concern" in determining to proceed with the Asset Sale. However, it remains unclear whether, and, if so, how the board of directors considered these payments. For example, we note the disclosure that bankruptcy was likely if the Asset Sale did not occur. Did the Board consider the impact bankruptcy would have on amounts owed to your affiliates? We note the disclosures on page 59 that bankruptcy would likely ensure creditors of the company would receive no value and other disclosures regarding the substantial amounts of unpaid compensation that had accrued and was owed to your affiliates.

Proposal No. 4, Advisory Vote . . ., page 74

8. We note your response to prior comment 3. Please revise here, the proxy card and the other references to this proposal to clarify that you are seeking shareholder approval of the compensation paid or payable in connection with the Asset Sale. Currently, your disclosure refers to "golden parachute" compensation, executive compensation, overall compensation and the Compensation Discussion & Analysis interchangeably. You also refer in this section to approval of compensation as disclosed in this proxy statement; however, this proxy statement includes the "Golden Parachute" table in this section as

well as a summary compensation table and related disclosures appearing elsewhere. Thus, it is unclear what shareholders are being asked to approve. Also, revise your Golden Parachute Compensation table added on page 31 to disclose the deferred compensation mentioned in footnote 1 on page 29. Refer to Item 402(t)(1) of Regulation S-K.

9.   Please reconcile the amounts your affiliates will receive or are entitled to receive in connection with the Asset Sale, as disclosed here, the letter to shareholders, page 8 and pages 43-44.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lynn Dicker at (202) 551-3616 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Barry I. Grossman, Esq.
Ellenoff Grossman & Schole LLP